Mail Stop 4561

September 28, 2006

Mr. Clifton W. Sink, Jr.
Chief Executive Officer and President
SteelCloud, Inc.
14040 Park Center Road
Herndon, Virginia

>   **Re: SteelCloud, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2005**
>   **Form 10-Q for the Fiscal Quarter Ended January 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended April 30, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended July 31, 2006**
>   **File No. 000-24015**

Dear Mr. Sink:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief